SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31754; 812-14356

Pulteney Street Capital Management, LLC and PSP Family of Funds; Notice of Application

August 13, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain subadvisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the subadvisers.

Applicants: PSP Family of Funds (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company, and Pulteney Street Capital Management,

LLC, a Delaware limited liability company registered as an investment adviser under the

Investment Advisers Act of 1940 (the "Adviser," and, collectively with the Trust, the

"Applicants").

Filing Dates: The application was filed on September 5, 2014 and amended on December 18,

2014, June 10, 2015, and July 27, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 8, 2015, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Sean M. McCooey, PSP Family of Funds, 1345 Avenue of the Americas, 3rd Floor, New York, NY 10105; and Jeffrey T. Skinner, Esq., Kilpatrick, Townsend & Stockton LLP, 1001 W. Fourth Street, Winston-Salem, NC 27101.

For Further Information Contact: Parisa Haghshenas, Senior Counsel, at (202) 551-6723, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6869 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser will serve as the investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Adviser will

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[1]   Applicants request relief with respect to any future series of the Trust and other existing or future registered open-end management company or series thereof that: (a) is advised by the Adviser, including any entity controlling, controlled by or under common control with the Adviser or its successors (included in the term "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the "Funds"). For purposes of the requested order, "successor" is limited to

provide the Funds with continuous and comprehensive investment management services subject to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more subadvisers (each, a "Subadviser" and collectively, the "Subadvisers") the responsibility to provide the day-to-day portfolio investment management of each Fund, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Funds will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Subadvisers, including determining whether a Subadviser should be terminated, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Subadvisers pursuant to Subadvisory Agreements and materially amend existing Subadvisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[2] Applicants also seek an exemption from the Disclosure Requirements to permit a Fund to disclose (as both a dollar amount and a percentage of the Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Subadviser; and (b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, "Aggregate Fee Disclosure"). For any Fund that employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser.

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among

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an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   The requested relief will not extend to any Subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as a subadviser to one or more of the Funds ("Affiliated Subadviser").

other safeguards, appropriate disclosure to Fund shareholders and notification about subadvisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the Application, the Advisory Agreements will remain subject to shareholder approval, while the role of the Subadvisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Subadvisory Agreements would impose unnecessary delays and expenses on the Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Subadvisers that are more advantageous for the Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary